Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES INCREASED DIVIDEND

(All dollar amounts are expressed in United States dollars unless otherwise specified)

TORONTO, ONTARIO, November 2, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that  the Board of Directors approved an increase in the Company’s annual dividend to $0.20 per share or $0.05 per share per quarter.  This represents a 67 percent increase over the last 12 months and the second time the dividend has been increased this year.   Shareholders of record at the close of business on December 30, 2011 will be entitled to receive payment of this dividend on January 13, 2012.  The dividend is an “eligible dividend” for Canadian tax purposes.

Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com